SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November, 2019

Commission File Number: 001-39121

ECMOHO Limited

(Translation of registrant’s name into English)

3F, 1000 Tianyaoqiao Road

Xuhui District

Shanghai, 200030

The People’s Republic of China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

The following exhibit is furnished herewith:

Exhibit 99.1 Press Release issued by ECMOHO Limited, dated November 25, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECMOHO Limited

Date: November 26, 2019	By:	/s/ Zoe Wang
	Name:	Zoe Wang
	Title:	Chairman and Chief Executive Officer

Index of Exhibits

Exhibit Number	Description

99.1	Press Release issued by ECMOHO Limited, dated November 25, 2019

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